Bradford & Bingley

RECEIVED

2009 APR 13 A 8:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

02 April 2009

09045832

Dear Sir

US Home Filing Exemption (12g3-2(b)) - Re 82-5154

Please find enclosed an announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully

pp Hilary A. Hart

Helen Skelton
Company Secretary's Office

4/13

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bradfordandbingley.co.uk

 F0427 (02/2007)

7361P

Bradford & Bingley plc

2008 Annual Report & Accounts

Two copies of the 2008 Annual Report and Accounts of Bradford & Bingley plc were forwarded to the UK Listing Authority today. These documents will be available to the public for inspection at the Document Viewing Facility. The 2008 Annual Report and Accounts are also available on the www.bbg.co.uk website.

End
30 March 2009

7041P

Bradford & Bingley plc

30 March 2009

2008 Annual Report and Accounts

Bradford & Bingley plc today issued its Annual Report & Accounts for the year ended 31 December 2008, together with the Executive Summary of its Business Plan. Both documents are available at www.bbg.co.uk/bbg/ir/publications/

On 29 September 2008, Bradford & Bingley was taken into public ownership in accordance with The Bradford & Bingley plc Transfer of Securities and Property etc. Order 2008. This Order transferred all assets and liabilities of Bradford & Bingley into public ownership and also effected the sale to Abbey National plc of Bradford & Bingley's UK and Isle of Man deposit businesses and branch network for a consideration of £612m ("the Transfer").

Now that it is in public ownership, Bradford & Bingley will be wound down. Its over-arching objectives are to repay HM Treasury and the Financial Services Compensation Scheme ("FSCS") as soon as market conditions allow, and protect taxpayers, whilst also treating customers and creditors fairly.

In order to achieve these objectives, Bradford & Bingley will pursue the following strategic priorities:

- Run down the balance sheet in an orderly fashion over a number of years;
- Minimise impairment and losses;
- Restructure and re-align the business to its new, more focused objectives; and
- Provide transitional services to Abbey for up to 18 months from the date of the Transfer to support the transferred branch and deposits business.

The Business Plan was submitted in full to the European Commission on 27 March 2009 and articulates the actions that the Bank presently believes will most likely enable Bradford & Bingley to pursue its revised strategic priorities.

2008 Results

The profit before tax figure of £134.3m (2007: £126.0m) reflects two factors which were a direct consequence of the Transfer:

- The sale of the Bank's deposit business to Abbey resulted in a gain of £216.3m; and
- The benefit to net interest of the replacement of retail deposits with statutory debt, net of the cost of the guarantees provided by HM Treasury following the Transfer, increased income by £115m.

It is therefore likely that Bradford & Bingley would have been loss making had the Government not transferred the bank to public ownership and sold the Bank's deposit business to Abbey.

Costs

- Ongoing administrative expenses were lower at £253.2m (2007: £280.2m)
- The ongoing costs:assets ratio improved from 0.56% to 0.50%

Funding and Capital

- Lending balances were £41.8bn (2007: £40.4bn; H1 2008: £42.2bn)
- Wholesale assets fell to £7.5bn (2007: £9.6bn; H1 2008: £8.0bn)
- The residential mortgage redemption rate fell to 10.6% (2007: 18.5%; H1 2008: 12.4%; H2 2008: 8.3%)
- As a result of the Transfer, retail deposit liabilities were replaced by a statutory debt, provided by the FSCS and HM Treasury, of £18.4bn
- HM Treasury provides a working capital facility on which Bradford & Bingley will draw to finance its ongoing working capital requirements
- The Bank's Tier 1 Capital ended the year at 8.9% (2007: 8.6%)

Credit Quality

- The total number of cases three months or more in arrears or in possession equates to 4.60% of mortgage accounts (2007: 1.63%; H1 2008: 2.48%)
- The total value of the Group's arrears is now 0.27% of mortgage balances (2007: 0.12%; 1H 2008: 0.16%)
- The charge to the income statement for loan impairment was £507.7m (2007: £22.5m), however actual losses on properties sold following repossession were £65.5m (2007: £23.8m)
- The impairment charge estimates the full loss on mortgages known to be impaired at the balance sheet date, although most of this loss will not be realised until later financial periods. It also includes the impact of further falls expected in house prices
- In the prevailing economic environment, further deterioration in the arrears rate should be expected in 2009

Customers

- Bradford & Bingley has around 300,000 mortgage customers to serve and works closely with those experiencing genuine payment difficulties to exhaust all reasonable efforts before commencing repossession proceedings, which is viewed as a last resort.
- The Group will not take possession of an owner-occupied property for a full six months after the customer first falls behind with their mortgage payments.
- Where a buy-to-let landlord is in arrears, the Group will endeavour to protect any tenants by instructing a LPA receiver to collect rent directly from the tenant.
- Bradford & Bingley is willing to supplement existing efforts with recent Government initiatives where existing forbearance options have been exhausted.

ENDS

Enquiries

Bradford & Bingley Press Office:
+44 (0) 1274 554042
www.bbg.co.uk

Bradford & Bingley's latest Buy-to-Let Confidence Study is available on the website at www.bbg.co.uk/bbg/ir/publications/

Appendix

Summary of Results

		12 months to 31 December 2008	6 months to 30 June 2008	12 months to 31 December 2007
Profit/(loss) before taxation	£m	134.3	(26.7)	126.0
Net interest margin	%	1.46	0.98	1.10
Ongoing cost:assets ratio*	%	0.50	0.56	0.56
Residential:				
Gross advances	£bn	5.8	4.4	14.0
Net advances	£bn	1.7	1.9	8.3
Redemptions	£bn	4.2	2.5	5.8
Redemptions (% opening book)	%	10.6	12.4	18.5
Funding Mix				
FSCS	%	33	-	-
HM Treasury Working Capital Facility	%	4	-	-
Retail	%	-	43	40
Wholesale	%	13	19	23
Securitised	%	27	18	17
Covered bonds	%	15	13	13
Capital/other	%	8	7	7
Asset Mix				
Buy-to-let	%	45	47	45
Self-cert	%	16	17	16
Other residential	%	12	15	15
Commercial and housing association	%	2	2	2
Wholesale/other	%	25	19	22
Lending balances – total	£bn	41.8	42.2	40.4
Residential	£bn	41.0	41.3	39.4
Commercial	£bn	0.8	0.9	0.9
Housing association	£bn	-	-	0.1
Average LTV on indexed basis	%	71	60	55
Retail savings balances – total	£bn	-	22.2	21.0
Capital Structure				
Tier 1	£m	1,793.7	1,332.4	1,436.9
Tier 2	£m	1,260.6	1,206.5	1,227.1
Tier 1 ratio	%	8.9	7.6	8.6
Total capital ratio	%	14.9	14.0	15.1
Risk weighted assets	£bn	20.2	17.5	16.7
Staff numbers (FTE)	no.	995	3,091	3,228
Number of mortgage customers	no.	297,686	306,326	306,359
Number of mortgage accounts	no.	377,267	386,708	379,642

* Ongoing cost:assets ratio represents ongoing administrative expenses divided by the mean interest earning assets.

Summary Income Statement

£m	12 months to 31 December 2008	6 months to 30 June 2008	12 months to 31 December 2007
Net interest income	737.4	246.7	547.7
Fee and commision income	63.3	30.9	81.7
Realised gains less losses financial instruments	(120.3)	2.5	6.5
Fair value movements	183.0	(63.0)	(49.7)
Hedge ineffectiveness	18.5	8.7	(23.5)
Other operating income	4.8	2.8	9.6
Net operating income	886.7	228.6	572.3
Administrative expenses:			
Ongoing	(253.2)	(143.4)	(280.2)
Other net expenses	(23.7)	20.0	-
Loan impairment loss	(507.7)	(74.6)	(22.5)
Investment impairment loss	(191.6)	(64.8)	(94.4)
Gain/(loss) on sale of assets and liabilities	216.3	-	(58.0)
Non-operating income	7.5	7.5	8.8
Profit/(loss) before taxation	134.3	(26.7)	126.0
Taxation	(116.1)	9.5	(32.8)
Profit for the financial period	18.2	(17.2)	93.2

Summary Balance Sheet

As at £m	31 December 2008	30 June 2008	31 December 2007
Loans and advances to customers:			
Residential mortgages	40,967.3	41,288.9	39,422.3
Commercial and other secured loans	858.7	907.9	1,022.2
Wholesale assets	7,474.3	8,036.8	9,565.0
Fair value adjustments on portfolio hedging	561.3	(176.7)	(53.8)
Derivative financial instruments	6,022.9	1,958.8	1,175.4
Fixed and other assets	38.1	234.3	853.5
Total assets	55,922.6	52,250.0	51,984.6
Retail deposits	-	22,212.0	20,988.0
Statutory Debt	18,413.9	-	-
HM Treasury working capital facility	2,275.7	-	-
Wholesale funding	30,812.9	26,647.0	27,547.1
Fair value adjustments on portfolio hedging	-	(21.5)	(5.9)
Derivative financial instruments	1,230.2	562.4	498.6
Other liabilities	414.7	348.3	330.7
Interest-bearing capital	1,617.1	1,357.4	1,415.3
Equity	1,158.1	1,144.4	1,210.8
Total equity and liabilities	55,922.6	52,250.0	51,984.6

Bradford & Bingley plc

25 February 2009

£150,000,000 Floating Rate Dated Subordinated Notes due March 2054 (ISIN: XS0215817718)

£55,000,000 13 per cent. Perpetual Subordinated Bonds (ISIN: GB0002228939)

£150,000,000 6.462 per cent. Undated Subordinated Notes (ISIN: GB0031670762),

each issued by Bradford & Bingley plc (the "Company")

The Company has resolved to pay in full the interest payment which is due in respect of its:

(i) £150,000,000 Floating Rate Dated Subordinated Notes on their next interest payment date (31 March 2009);

(ii) £55,000,000 13 per cent. Perpetual Subordinated Bonds on their next interest payment date (7 April 2009); and

(iii) £150,000,000 6.462 per cent. Undated Subordinated Notes on their next interest payment date (2 June 2009).

The Company will notify noteholders and bondholders accordingly.

ENDS

Contacts:

Bradford & Bingley Press Office:

+44 (0) 1274 554042

www.bbg.co.uk

Bradford & Bingley plc

23 February 2009

Rewards 2008

The following amendment has been made to the Rewards 2008 announcement released on 23 February 2009 at 15.32 under RNS No 7416N.

The contact telephone number for the Bradford & Bingley Press Office has been changed to 01274 554042.

All other details remain unchanged.

The full amended text is shown below.

Bradford & Bingley plc has reached agreement with its shareholder, the UK Government, on its approach to Rewards for 2008.

Around 800 junior staff will receive a bonus payment of just under 8% of salary at a cost of c.£1.7m. The average salary for this group is approximately £22k. Rewards are based on personal performance and customer service measurement. Senior and middle managers will receive no immediate payment, although a pool of c £1.3m earned under the various scheme rules will be allocated on a deferred basis in order to help retain key staff during the run down of the Bradford & Bingley mortgage business. These payments will be made at the discretion of the remuneration committee. They will be in the form of loan notes and be subject to up to 100% clawback.

Details of this retention mechanism are still being worked on.

Commenting on this approach, Richard Pym, Chairman of Bradford & Bingley, said:

"It is essential to maintain the commitment and retention of colleagues who bear none of the responsibility for the events of last year, and whose efforts in continuing to serve our 300,000 customers are recognised by high customer satisfaction scores."

ENDS

Enquiries

Bradford & Bingley Press Office:
+44 (0) 1274 554042

Bradford & Bingley plc

19 February 2009

Subordinated Notes

£125,000,000 7.625 per cent. Subordinated Notes due 16 February 2010 (ISIN: XS0108194407); £250,000,000 Fixed Rate/Floating Rate Callable Step-Up Dated Subordinated Notes due January 2018 (ISIN: XS0276330643); £200,000,000 Fixed Rate Step-Up Subordinated Notes due 12 December 2022 (ISIN: XS0159302255); £125,000,000 6.625 per cent. Subordinated Notes due 16 June 2023 (ISIN: XS0087993423); and £150,000,000 Floating Rate Dated Subordinated Notes due March 2054 (ISIN: XS0215817718) each issued by Bradford & Bingley plc (the 'Company') (together, the 'Dated Subordinated Notes'); and

£200,000,000 6.00 per cent. Perpetual Subordinated Callable Step-up Notes (ISIN: XS0181867309); £250,000,000 Fixed Rate Step-up Undated Subordinated Notes (ISIN: XS0167366433); £150,000,000 6.462 per cent. Undated Subordinated Notes (ISIN: GB0031670762); £50,000,000 11 5/8 per cent. Perpetual Subordinated Bonds (ISIN: GB0002233913); and £55,000,000 13 per cent. Perpetual Subordinated Bonds (ISIN: GB0002228939) each issued by the Company and £150,000,000 6.462 per cent. Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities Series A of Bradford & Bingley Capital Funding L.P. (ISIN: XS0148804536) (together with the Dated Subordinated Notes, the 'Notes').

This announcement is required in accordance with the Company's on-going statutory disclosure requirements under the UK Listing Authority's Disclosure and Transparency Rules. It notifies holders of the Notes that The Bradford & Bingley plc Transfer of Securities and Property etc. (Amendment) Order 2009 (SI 2009/320) comes into force on 20 February 2009 and relates to the circumstances in which principal and interest on the Dated Subordinated Notes will become due and payable, which may affect all Notes. For full details of the Order see the attached link:

http://www.opsi.gov.uk/legislation/whatsnew#ukacts

ENDS

Contacts:

Bradford & Bingley Press Office:
+44 (0) 1274 554042

www.bbg.co.uk

18/02/2009 RNS 5261N

18 February 2009

Bradford & Bingley plc

Bradford & Bingley Covered Bonds LLP

The latest Monthly Report for Bradford & Bingley Covered Bonds LLP is now available at www.bbg.co.uk/bbg/ir/dis/covbond/

During the previous month the following movements have occurred:

Portfolio Characteristics	**February 2009**	**January 2009**
Outstanding current balance of mortgages	£11,353,095,052	£11,405,928,505
Number of mortgages	122,962	123,262
Average loan balance	£92,330	£92,534
Average LTV	58.45%	58.61%
Weighted average HPI LTV	82.75%	77.31%
Arrears:		
1 month +	3.63%	3.83%
3 months +	3.47%	2.86%

Contacts:

Press Office
+44 (0) 1274 554042

END

20 January 2009

Bradford & Bingley plc

Aire Valley Trustee Limited

Quarterly report re: Aire Valley Mortgages Trustee Limited, Aire Valley Funding 1 Limited, Aire Valley Mortgages 2004-1 plc, Aire Valley Mortgages 2005-1 plc, Aire Valley Mortgages 2006-1 plc, Aire Valley Mortgages 2007-1 plc, Aire Valley Mortgages 2007-2 plc

The latest Quarterly Report for Aire Valley Trustee Limited is now available at www.bbg.co.uk/bbg/ir/dis/securitisation/

During the previous quarter the following movements have occurred:

Portfolio Characteristics	**January 2009**	**December 2008**
Outstanding current balance of mortgages	£12,581,097,196	£12,625,661,715
Number of mortgages	99,658	100,018
Average loan balance	£126,243	£126,234
Weighted average current LTV	78.27%	78.26%
Arrears:		
1 month +	3.29%	3.22%
3 months +	2.94%	2.66%
12 months +	0.54%	0.29%
Repossessions	0.09%	0.10%

Contacts:

Press Office:
Tel: +44 (0) 1274 554928
Tel: +44 (0) 1274 806341

END

20 January 2009

Bradford & Bingley plc

Bradford & Bingley Covered Bonds LLP

The latest Monthly Report for Bradford & Bingley Covered Bonds LLP is now available at www.bbg.co.uk/bbg/ir/dis/covbond/

During the previous month the following movements have occurred:

Portfolio Characteristics	**January 2009**	**December 2008**
Outstanding current balance of mortgages	£11,405,928,505	£11,461,217,211
Number of mortgages	123,262	123,574
Average loan balance	£92,534	£92,748
Average LTV	58.61%	58.79%
Weighted average HPI LTV	77.31%	77.19%
Arrears:		
1 month +	3.83%	3.87%
3 months +	2.86%	2.14%

Contacts:

Press Office
+44 (0) 1274 554928
+44 (0) 1274 806341

END

22 December 2008

Bradford & Bingley plc

Aire Valley Trustee Limited

Quarterly report re: Aire Valley Mortgages Trustee Limited, Aire Valley Funding 1 Limited, Aire Valley Mortgages 2004-1 plc, Aire Valley Mortgages 2005-1 plc, Aire Valley Mortgages 2006-1 plc, Aire Valley Mortgages 2007-1 plc, Aire Valley Mortgages 2007-2 plc

The latest Quarterly Report for Aire Valley Trustee Limited is now available at www.bbg.co.uk/bbg/ir/dis/securitisation/

During the previous quarter the following movements have occurred:

Portfolio Characteristics	**December 2008**	**October 2008**
Outstanding current balance of mortgages	£12,625,661,715	£12,800,088,463
Number of mortgages	100,018	101,530
Average loan balance	£126,234	£126,235
Weighted average current LTV	78.26%	78.26%
Arrears:		
1 month +	3.22%	3.07%
3 months +	2.66%	2.06%
12 months +	0.29%	0.21%
Repossessions	0.10%	0.10%

Contacts:

Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

END

18 December 2008

Bradford & Bingley plc

Bradford & Bingley Covered Bonds LLP

The latest Monthly Report for Bradford & Bingley Covered Bonds LLP is now available at www.bbg.co.uk/bbg/ir/dis/covbond/

During the previous month the following movements have occurred:

Portfolio Characteristics	**December 2008**	**November 2008**
Outstanding current balance of mortgages	£11,461,217,211	£11,511,234,890
Number of mortgages	123,574	123,985
Average loan balance	£92,748	£92,844
Average LTV	58.79%	58.91%
Weighted average HPI LTV	77.19%	77.12%
Arrears:		
1 month +	3.87%	3.88%
3 months +	2.14%	1.67%

Contacts:

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

END

9570J

Bradford & Bingley plc

11 December 2008

£50,000,000 11 5/8 per cent. Perpetual Subordinated Bonds (ISIN: GB0002233913) (the "Perpetual Subordinated Bonds") issued by Bradford & Bingley plc (the "Company")

The Company confirms that it has elected to pay in full the interest due in respect of the Perpetual Subordinated Bonds on their next interest payment date (20 January 2009) in accordance with the terms and conditions of the Perpetual Subordinated Bonds.

For further information please contact:

Investor Relations
Bradford & Bingley plc
Croft Road
Crossflatts
Bingley
West Yorkshire
BD16 2UA

or

b&benquiries@bbg.co.uk

Bradford & Bingley

Bradford & Bingley plc

8 December 2008

Notice

£200,000,000 6.00 per cent. Perpetual Subordinated Callable Step-up Notes (ISIN: XS0181867309) and £250,000,000 Fixed Rate Step-up Undated Subordinated Notes (ISIN: XS0167366433) (together, the "Notes") each issued by Bradford & Bingley plc (the "Company")

The Company confirms that it has elected to pay in full the interest due in respect of the £200,000,000 6.00 per cent. Perpetual Subordinated Callable Step-up Notes on their next interest payment date (10 December 2008) and it has elected to pay in full the interest due in respect of the £250,000,000 Fixed Rate Step-up Undated Subordinated Notes on their next interest payment date (20 December 2008), in each case in accordance with the terms and conditions of the respective Notes.

ENDS

Contacts:
Katherine Conway
+44 (0) 1274 554928
Neil Vanham
+44 (0) 1274 806341

b&benquiries@bbg.co.uk

1706 J

Bradford & Bingley

Bradford & Bingley plc

28 November 2008

*Aire Valley Mortgages 2008-1 plc (the "**Issuer**")*

GBP 625,000,000 Series 1 Class A1 Asset Backed Floating Rate Notes due October 2066
EUR 786,000,000 Series 1 Class A2 Asset Backed Floating Rate Notes due October 2066
GBP 625,000,000 Series 2 Class A1 Asset Backed Floating Rate Notes due October 2066
EUR 786,000,000 Series 2 Class A2 Asset Backed Floating Rate Notes due October 2066
GBP 190,000,000 Series 2 Class C Asset Backed Floating Rate Notes due October 2066
GBP 210,000,000 Series 2 Class D Asset Backed Floating Rate Notes due October 2066
*(the "**Notes**")*

Following the making of the order on 29 September 2008 in respect of Bradford & Bingley plc ("**B&B**") under the Banking (Special Provisions) Act 2008, B&B has informed the Issuer that it is in continuing discussion with H.M.Treasury with respect to its future business plan. Pending the completion of those discussions as to the formulation of the business plan, the Issuer has been informed by B&B (in its capacity as Seller in respect of the Aire Valley Master Trust (the "**Trust**")) that it does not currently anticipate making any cash contributions to the Trust. The Notes will be repaid in accordance with their terms on the basis of allocations of principal and interest and in accordance with the priorities of payment provided for in the Trust documentation. The Issuer currently expects that, on account of the low level of the constant prepayment rate affecting the loan collateral underlying the Notes, the Notes will not be repaid in full on their expected maturity dates and will extend beyond their respective step-up dates. The Issuer confirms that no Non-Asset Trigger Event has occurred in relation to the Trust. The future operation of the Trust will be considered in the formulation of B&B's business plan.

Capitalised terms used in this notice, unless defined herein, have the meanings given to them in the master definitions and construction schedule in relation to the Trust dated 23 July 2008, as amended, varied or supplemented from time to time.

ENDS

Contacts:

Katherine Conway
+44 (0) 1274 554928
Neil Vanham
+44 (0) 1274 806341

1702J

Bradford & Bingley

Bradford & Bingley plc

28 November 2008

*Aire Valley Mortgages 2007-2 plc (the "**Issuer**")*

GBP 500,000,000 Class A1 Asset Backed Floating Rate Notes due October 2066
EUR 430,000,000 Class A2 Asset Backed Floating Rate Notes due October 2066
GBP 200,000,000 Class A3 Asset Backed Floating Rate Notes due April 2030
GBP 73,000,000 Class B Asset Backed Floating Rate Notes due October 2066
GBP 84,000,000 Class C Asset Backed Floating Rate Notes due October 2066
*(the "**Notes**")*

Following the making of the order on 29 September 2008 in respect of Bradford & Bingley plc ("**B&B**") under the Banking (Special Provisions) Act 2008, B&B has informed the Issuer that it is in continuing discussion with H.M.Treasury with respect to its future business plan. Pending the completion of those discussions as to the formulation of the business plan, the Issuer has been informed by B&B (in its capacity as Seller in respect of the Aire Valley Master Trust (the "**Trust**")) that it does not currently anticipate making any cash contributions to the Trust. The Notes will be repaid in accordance with their terms on the basis of allocations of principal and interest and in accordance with the priorities of payment provided for in the Trust documentation. The Issuer currently expects that, on account of the low level of the constant prepayment rate affecting the loan collateral underlying the Notes, the Notes will not be repaid in full on their expected maturity dates and will extend beyond their respective step-up dates. The Issuer confirms that no Non-Asset Trigger Event has occurred in relation to the Trust. The future operation of the Trust will be considered in the formulation of B&B's business plan.

Capitalised terms used in this notice, unless defined herein, have the meanings given to them in the master definitions and construction schedule in relation to the Trust dated 23 July 2008, as amended, varied or supplemented from time to time.

ENDS

Contacts:
Katherine Conway
+44 (0) 1274 554928
Neil Vanham
+44 (0) 1274 806341

1699 J.

Bradford & Bingley

Bradford & Bingley plc

28 November 2008

*Aire Valley Mortgages 2007-1 plc (the "**Issuer**")*

USD 1,000,000,000 Series 1 Class A1 Asset Backed Floating Rate Notes due March 2030
USD 1,075,000,000 Series 1 Class A2 Asset Backed Floating Rate Notes due March 2030
EUR 200,000,000 Series 1 Class A3 Asset Backed Floating Rate Notes due March 2030
GBP 62,500,000 Series 1 Class B Asset Backed Floating Rate Notes due September 2066
GBP 62,500,000 Series 1 Class C Asset Backed Floating Rate Notes due September 2066
USD 700,000,000 Series 2 Class A1 Asset Backed Floating Rate Notes due September 2066
EUR 575,000,000 Series 2 Class A2 Asset Backed Floating Rate Notes due September 2066
GBP 300,000,000 Series 2 Class A3 Asset Backed Floating Rate Notes due September 2066
GBP 75,000,000 Series 2 Class B Asset Backed Floating Rate Notes due September 2066
GBP 81,250,000 Series 2 Class C Asset Backed Floating Rate Notes due September 2066
*(the "**Notes**")*

Following the making of the order on 29 September 2008 in respect of Bradford & Bingley plc ("**B&B**") under the Banking (Special Provisions) Act 2008, B&B has informed the Issuer that it is in continuing discussion with H.M.Treasury with respect to its future business plan. Pending the completion of those discussions as to the formulation of the business plan, the Issuer has been informed by B&B (in its capacity as Seller in respect of the Aire Valley Master Trust (the "**Trust**")) that it does not currently anticipate making any cash contributions to the Trust. The Notes will be repaid in accordance with their terms on the basis of allocations of principal and interest and in accordance with the priorities of payment provided for in the Trust documentation. The Issuer currently expects that, on account of the low level of the constant prepayment rate affecting the loan collateral underlying the Notes, the Notes will not be repaid in full on their expected maturity dates and will extend beyond their respective step-up dates. The Issuer confirms that no Non-Asset Trigger Event has occurred in relation to the Trust. The future operation of the Trust will be considered in the formulation of B&B's business plan.

Capitalised terms used in this notice, unless defined herein, have the meanings given to them in the master definitions and construction schedule in relation to the Trust dated 23 July 2008, as amended, varied or supplemented from time to time.

ENDS

Contacts:
Katherine Conway
+44 (0) 1274 554928
Neil Vanham
+44 (0) 1274 806341

1692J

Bradford & Bingley

Bradford & Bingley plc

28 November 2008

*Aire Valley Mortgages 2006-1 plc (the "**Issuer**")*

USD 1,500,000,000 Series 1 Class A1 Asset Backed Floating Rate Notes due September 2066
USD 70,000,000 Series 1Class B1 Asset Backed Floating Rate Notes due September 2066
EUR 20,000,000 Series 1 Class B2 Asset Backed Floating Rate Notes due September 2066
GBP 10,000,000 Series 1 Class B3 Asset Backed Floating Rate Notes due September 2066
EUR 104,000,000 Series 1 Class C2 Asset Backed Floating Rate Notes due September 2066
EUR 854,000,000 Series 1 Class A1 Asset Backed Floating Rate Notes due September 2066
GBP 400,000,000 Series 1 Class A2 Asset Backed Floating Rate Notes due September 2066
GBP 400,000,000 Series 1 Class A3 Asset Backed Floating Rate Notes due September 2066
EUR 625,500,000 Series 2 Class B2 Asset Backed Floating Rate Notes due September 2066
GBP 23,000,000 Series 2 Class B3 Asset Backed Floating Rate Notes due September 2066
EUR 106,900,000 Series 2 Class C2 Asset Backed Floating Rate Notes due September 2066
*(the "**Notes**")*

Following the making of the order on 29 September 2008 in respect of Bradford & Bingley plc ("**B&B**") under the Banking (Special Provisions) Act 2008, B&B has informed the Issuer that it is in continuing discussion with H.M.Treasury with respect to its future business plan. Pending the completion of those discussions as to the formulation of the business plan, the Issuer has been informed by B&B (in its capacity as Seller in respect of the Aire Valley Master Trust (the "**Trust**")) that it does not currently anticipate making any cash contributions to the Trust. The Notes will be repaid in accordance with their terms on the basis of allocations of principal and interest and in accordance with the priorities of payment provided for in the Trust documentation. The Issuer currently expects that, on account of the low level of the constant prepayment rate affecting the loan collateral underlying the Notes, the Notes will not be repaid in full on their expected maturity dates and will extend beyond their respective step-up dates. The Issuer confirms that no Non-Asset Trigger Event has occurred in relation to the Trust. The future operation of the Trust will be considered in the formulation of B&B's business plan.

Capitalised terms used in this notice, unless defined herein, have the meanings given to them in the master definitions and construction schedule in relation to the Trust dated 23 July 2008, as amended, varied or supplemented from time to time.

ENDS

Contacts:
Katherine Conway
+44 (0) 1274 554928
Neil Vanham
+44 (0) 1274 806341

1684J

Bradford & Bingley

RECEIVED
2009 APR 13 A 8:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Bradford & Bingley plc

28 November 2008

*Aire Valley Mortgages 2005-1 plc (the "**Issuer**")*

GBP 229,000,000 Series 2 Class A1 Asset Backed Floating Rate Notes due September 2066
EUR 276,000,000 Series 2 Class A2 Asset Backed Floating Rate Notes due September 2066
USD 50,000,000 Series 2 Class A3 Asset Backed Floating Rate Notes due September 2066
GBP 10,000,000 Series 2 Class B1 Asset Backed Floating Rate Notes due September 2066
EUR 23,000,000 Series 2 Class B2 Asset Backed Floating Rate Notes due September 2066
EUR 41,800,000 Series 2 Class C2 Asset Backed Floating Rate Notes due September 2066
*(the "**Notes**")*

Following the making of the order on 29 September 2008 in respect of Bradford & Bingley plc ("**B&B**") under the Banking (Special Provisions) Act 2008, B&B has informed the Issuer that it is in continuing discussion with H.M.Treasury with respect to its future business plan. Pending the completion of those discussions as to the formulation of the business plan, the Issuer has been informed by B&B (in its capacity as Seller in respect of the Aire Valley Master Trust (the "**Trust**")) that it does not currently anticipate making any cash contributions to the Trust. The Notes will be repaid in accordance with their terms on the basis of allocations of principal and interest and in accordance with the priorities of payment provided for in the Trust documentation. The Issuer currently expects that, on account of the low level of the constant prepayment rate affecting the loan collateral underlying the Notes, the Notes will not be repaid in full on their expected maturity dates and will extend beyond their respective step-up dates. The Issuer confirms that no Non-Asset Trigger Event has occurred in relation to the Trust. The future operation of the Trust will be considered in the formulation of B&B's business plan.

Capitalised terms used in this notice, unless defined herein, have the meanings given to them in the master definitions and construction schedule in relation to the Trust dated 23 July 2008, as amended, varied or supplemented from time to time.

ENDS

Contacts:
Katherine Conway
+44 (0) 1274 554928
Neil Vanham
+44 (0) 1274 806341

1682 J

Bradford & Bingley

Bradford & Bingley plc

28 November 2008

*Aire Valley Mortgages 2004-1 plc (the "**Issuer**")*

GBP 215,000,000 Series 3 Class A Asset Backed Floating Rate Notes due September 2066
EUR 460,000,000 Series 3 Class A2 Asset Backed Floating Rate Notes due September 2066
GBP 20,000,000 Series 3 Class B1 Asset Backed Floating Rate Notes due September 2066
EUR 25,000,000 Series 3 Class B2 Asset Backed Floating Rate Notes due September 2066
GBP 20,000,000 Series 3 Class C1 Asset Backed Floating Rate Notes due September 2066
EUR 31,000,000 Series 3 Class C2 Asset Backed Floating Rate Notes due September 2066
GBP 15,000,000 Series 3 Class D1 Asset Backed Floating Rate Notes due September 2066
GBP 22,000,000 Series 3 Class D2 Asset Backed Floating Rate Notes due September 2066
*(the "**Notes**")*

Following the making of the order on 29 September 2008 in respect of Bradford & Bingley plc ("**B&B**") under the Banking (Special Provisions) Act 2008, B&B has informed the Issuer that it is in continuing discussion with H.M.Treasury with respect to its future business plan. Pending the completion of those discussions as to the formulation of the business plan, the Issuer has been informed by B&B (in its capacity as Seller in respect of the Aire Valley Master Trust (the "**Trust**")) that it does not currently anticipate making any cash contributions to the Trust. The Notes will be repaid in accordance with their terms on the basis of allocations of principal and interest and in accordance with the priorities of payment provided for in the Trust documentation. The Issuer currently expects that, on account of the low level of the constant prepayment rate affecting the loan collateral underlying the Notes, the Notes will not be repaid in full on their expected maturity dates and will extend beyond their respective step-up dates. The Issuer confirms that no Non-Asset Trigger Event has occurred in relation to the Trust. The future operation of the Trust will be considered in the formulation of B&B's business plan.

Capitalised terms used in this notice, unless defined herein, have the meanings given to them in the master definitions and construction schedule in relation to the Trust dated 23 July 2008, as amended, varied or supplemented from time to time.

ENDS

Contacts:
Katherine Conway
+44 (0) 1274 554928
Neil Vanham
+44 (0) 1274 806341

3728 I

18 November 2008

Bradford & Bingley plc

Bradford & Bingley Covered Bonds LLP

The latest Monthly Report for Bradford & Bingley Covered Bonds LLP is now available at www.bbg.co.uk/bbg/ir/dis/covbond/

During the previous month the following movements have occurred:

Portfolio Characteristics	**November 2008**	**October 2008**
Outstanding current balance of mortgages	£11,511,234,890	£11,646,011,196
Number of mortgages	123,985	124,243
Average loan balance	£92,844	£93,736
Average LTV	58.91%	59.50%
Weighted average HPI LTV	77.12%	71.71%
Arrears:		
1 month +	3.88%	3.73%
3 months +	1.67%	1.22%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

2417I

Bradford & Bingley

Bradford & Bingley plc

14 November 2008

The Board of Bradford & Bingley plc announces that today four non executive directors, Rod Kent (chairman), Nick Cosh (deputy chairman), Ian Cheshire and Steve Webster stepped down from the Board with effect from 14 November 2008.

Richard Pym, the current Chief Executive, has been appointed Executive Chairman.

Other members of the Board remain unchanged.

END

Further information

Further information on Bradford & Bingley plc is available from the Company's website www.bbg.co.uk.

Enquiries

For further information please contact:

Tony McGarahan
+44(0) 20 7067 5511
+44 (0) 7501 500164

9068H

Bradford & Bingley plc

Covered Bond Programme

11 November 2008

Bradford & Bingley plc ("B&B") applied on 30 April 2008 to the Financial Services Authority (the "FSA") to have their covered bond programme registered under the Regulated Covered Bond Regulations 2008 (the "Application"). Following the making of the order on 29 September 2008 in respect of B&B under the Banking (Special Provisions) Act 2008 (the "Order"), B&B is in continuing discussion with H.M. Treasury with respect to its business plan. Pending the completion of those discussions as to the formulation of the business plan, B&B have agreed with the FSA to temporarily suspend the Application. The guarantee of B&B's payment obligations under all outstanding covered bonds issued under B&B's covered bond programme, as provided for in the Order, will remain in force and will not be affected by the temporary suspension of the Application.

ENDS

For journalist enquiries, please contact:

Nickie Aiken
Bradford & Bingley
Tel: 020 7067 5645
Email: nickie.aiken@bbg.co.uk

Siobhan O'Shea
Bradford & Bingley
Tel: 020 7067 5632
Email: siobhan.o'shea@bbg.co.uk

22606

20 October 2008

Bradford & Bingley plc

Aire Valley Trustee Limited

Quarterly report re: Aire Valley Mortgages Trustee Limited, Aire Valley Funding 1 Limited, Aire Valley Mortgages 2004-1 plc, Aire Valley Mortgages 2005-1 plc, Aire Valley Mortgages 2006-1 plc, Aire Valley Mortgages 2007-1 plc, Aire Valley Mortgages 2007-2 plc

The latest Quarterly Report for Aire Valley Trustee Limited is now available at www.bbg.co.uk/bbg/ir/dis/securitisation/

During the previous quarter the following movements have occurred:

Portfolio Characteristics	**October 2008**	**September 2008**
Outstanding current balance of mortgages	£12,816,636,807	£12,870,287,317
Number of mortgages	101,425	101,989
Average loan balance	£126,235	£126,192
Weighted average current LTV	78.26%	78.25%
Arrears:		
1 month +	3.07%	3.10%
3 months +	2.06%	1.84%
12 months +	0.21%	0.16%
Repossessions	0.10%	0.11%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5645
Email: nickie.aiken@bbg.co.uk

END

22596

20 October 2008

Bradford & Bingley plc

Bradford & Bingley Covered Bonds LLP

The latest Monthly Report for Bradford & Bingley Covered Bonds LLP is now available at www.bbg.co.uk/bbg/ir/dis/covbond/

During the previous month the following movements have occurred:

Portfolio Characteristics	**October 2008**	**September 2008**
Outstanding current balance of mortgages	£11,646,011,196	£11,122,850,468
Number of mortgages	124,243	119,439
Average loan balance	£93,736	£93,126
Average LTV	59.50%	60.10%
Weighted average HPI LTV	71.71%	72.12%
Arrears:		
1 month +	3.73%	3.87%
3 months +	1.22%	0.87%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

9356f

Bradford & Bingley plc

Annual Information Update - 18 March 2008 to 17 March 2009

This information is provided in accordance with Prospectus Rule 5.2.1. The information referred to below was up to date at the time of publication but some information may now be out of date.

Title	Where document can be viewed.	Description	Date & place of filing	Date of publication
Bradford & Bingley Covered Bond LLP Monthly Report	Company website – www.bbg.co.uk	Monthly changes to portfolio characteristics	18 March 2008 – London Stock Exchange	18 March 2008
Annual Report & Accounts & AGM Documentation	Company website – www.bbg.co.uk	Report & Accounts & AGM documentaion available for inspection UK Listing Authority and company website	18 March 2008 – London Stock Exchange	18 March 2008
Aire Valley Trustee Limited	Company website – www.bbg.co.uk	Quarterly changes to portfolio characteristics	20 March 2008 - London Stock Exchange	20 March 2008
Annual Information Update	Company website – www.bbg.co.uk	List of documents as required by Prospectus Rule 5.2.1	31 March 2008 - London Stock Exchange	31 March 2008
Statement	Company website – www.bbg.co.uk	Statement about press speculation	13 April 2008 - London Stock Exchange	14 April 2008
Bradford & Bingley Covered Bond LLP Monthly Report	Company website – www.bbg.co.uk	Monthly changes to portfolio characteristics	18 April 2008 – London Stock Exchange	18 April 2008
Resignation of director	Companies House	Form 288b - Resignation of Robert Dickie	21 April 2008 - Companies House	21 April 2008
Aire Valley Trustee Limited	Company website – www.bbg.co.uk	Quarterly changes to portfolio characteristics	21 April 2008 - London Stock Exchange	21 April 2008
Interim Management Statement	Company website – www.bbg.co.uk	First quarter Trading Statement and notification of Robert Dickie's resignation.	22 April 2008 - London Stock Exchange	22 April 2008
AGM Statement	Company website – www.bbg.co.uk	Results of voting at AGM	23 April 2008 - London Stock Exchange	23 April 2008
Resignation of Director	Companies House	Form 288b - R S Dickie	28 April 2008 - Companies House	28 April 2008

Resolutions and updated Articles of Association	Companies House	3 Special Resolutions, 1 Ordinary Resolution and updated Articles of Association approved at AGM on 22/4/08	2 May 2008 - Companies House	2 May 2008
AGM 22 April 2008 -Special Business	Company website – www.bbg.co.uk	Announcing that three resolutions have been filed with the UKLA Document Viewing Facility	7 May 2008 - London Stock Exchange	7 May 2008
2007 Annual Report & Accounts	Companies House	Signed Annual Report & Accounts	7 May 2008 - Companies House	7 May 2008
Proposed £300m rights issue	Company website – www.bbg.co.uk	Announcement of proposed rights issue to raise £300m	14 May 2008 - London Stock Exchange	14 May 2008
Notification of interests of directors/persons discharging managerial responsibility	Company website – www.bbg.co.uk	Share purchase by Stephen Webster as a result of a DRIP operation	14 May 2008 - London Stock Exchange	14 May 2008
Cancellation of Bonds	Company website – www.bbg.co.uk	Cancellation of CHF covered bonds	14 May 2008 - London Stock Exchange	14 May 2008
Posting of Rights Issue Circular	Company website – www.bbg.co.uk	Notification of the issue of a circular regarding the rights issue	19 May 2008 – London Stock Exchange	19 May 2008
Bradford & Bingley Covered Bond LLP Monthly Report	Company website – www.bbg.co.uk	Monthly changes to portfolio characteristics	20 May 2008 – London Stock Exchange	20 May 2008
Cancellation of Bonds	Company website – www.bbg.co.uk	Cancellation of Euro covered bonds	29 May 2008 - London Stock Exchange	29 May 2008
Restructured Rights Offering	Company website – www.bbg.co.uk	Notification of resstructured rights issue, trading update and Steven Crawshaw's retirement	2 June 2008 - London Stock Exchange	2 June 2008
Temporary suspension of shares	Company website – www.bbg.co.uk	Suspension of shares from the official list	2 June 2008 - London Stock Exchange	2 June 2008
Restoration of shares	Company website – www.bbg.co.uk	Restoration of shares to the official list	2 June 2008 - London Stock Exchange	2 June 2008
Resignation of director	Companies House	Form 288b - Resignation of Steven Crawshaw	3 June 2008 - Companies House	3 June 2008
Notification of major interest in shares	Company website – www.bbg.co.uk	Notification of a change in the voting rights of Prudential Group of companies.	4 June 2008 - London Stock Exchange	4 June 2008
Notification of interests of directors/persons discharging managerial responsibility	Company website – www.bbg.co.uk	Share purchases by directors	5 June 2008 - London Stock Exchange	5 June 2008
Posting of Rights Issue and Placing Circular	Company website – www.bbg.co.uk	Notification of the issue of a circular regarding the rights issue and TPG placing	5 June 2008 - London Stock Exchange	10 June 2008

Result of Extraordinary General Meeting	Company website – www.bbg.co.uk	Resolution passed adjourning EGM indefinitely	16 June 2008 - London Stock Exchange	16 June 2008
Qtrly Report re Securitisation - Aire Valley Finance (No 2) plc	Company website – www.bbg.co.uk	Quarterly changes to portfolio charecteristics	17 June 2008 - London Stock Exchange	17 June 2008
Blocklisting Six Monthly Return	Company website – www.bbg.co.uk	Report to UKLA on use of blocklisting authority	17 June 2008 - London Stock Exchange	17 June 2008
Extraordinary General Meeting 16th June 2008	Company website – www.bbg.co.uk	Announcing that one resolution has been filed with the UKLA Document Viewing Facility	17 June 2008 - London Stock Exchange	17 June 2008
Bradford & Bingley Covered Bond LLP Monthly Report	Company website – www.bbg.co.uk	Monthly changes to portfolio characteristics	18 June 2008 – London Stock Exchange	18 June 2008
Aire Valley Trustee Limited	Company website – www.bbg.co.uk	Quarterly changes to portfolio characteristics	20 June 2008 - London Stock Exchange	20 June 2008
Statement re: Resolution's Proposal	Company website – www.bbg.co.uk	Statement concerning Resolution's proposal	23 June 2008 - London Stock Exchange	23 June 2008
Publication of Prospectus	Company website – www.bbg.co.uk	Publication of Prospectus in respect of 19 for 25 rights issue and subscription by TPG Capital	24 June 2008 - London Stock Exchange	24 June 2008
Bradford & Bingley Statement	Company website – www.bbg.co.uk	Statement by the company re Resolution Ltd withdrawal from discussions	27 June 2008 - London Stock Exchange	27 June 2008
Announcement by Moody's and capital raising	Company website – www.bbg.co.uk	Announcement concerning Moody's downgrade and restructured capital raising.	3 July 2008 - London Stock Exchange	4 July 2008
Details of enlarged rights issue	Company website – www.bbg.co.uk	Announcement confirming details of the enlarged rights issue	4 July 2008 - London Stock Exchange	4 July 2008
Result of Extraordinary General Meetinge	Company website – www.bbg.co.uk	Resolution passed adjourning the EGM to 17/7/08	7 July 2008 - London Stock Exchange	7 July 2008
Posting of Supplementary Circular	Company website – www.bbg.co.uk	Announcement confirming the posting of a supplementary circular	7 July 2008 - London Stock Exchange	7 July 2008
Extraordinary General Meeting 7th July 2008	Company website – www.bbg.co.uk	Announcing that one resolution has been filed with the UKLA Document Viewing Facility	8 July 2008 - London Stock Exchange	8 July 2008
Publication of Supplementary Prospectus	Company website – www.bbg.co.uk	Publication of Supplementary Prospectus in respect of 67 for 50 enlarged rights issue	11 July 2008 - London Stock Exchange	11 July 2008
Result of General Meeting	Company website – www.bbg.co.uk	Results of voting on the enlarged rights issue	17 July 2008 - London Stock Exchange	17 July 2008
Bradford & Bingley Covered Bond LLP Monthly Report	Company website – www.bbg.co.uk	Monthly changes to portfolio characteristics	18 July 2008 – London Stock Exchange	18 July 2008

Aire Valley Trustee Limited	Company Website - www.bbg.co.uk	Master Trust Quarterly Report	21 July 2008 - London Stock Exchange	21 July 2008
Bradford & Bingley plc	Companies House	Form 123 - Notification of Increase in Nominal Capital	23 July 2008 Companies House	23 July 2008
Notification of major interest in shares	Company website – www.bbg.co.uk	Notification of a change in the major interest in BBG shares by Barclays	30 July 2008 - London Stock Exchange	30 July 2008
Notification of major interest in shares	Company website – www.bbg.co.uk	Notification of a change in the major interest in BBG shares by Barclays . Reduction below 5%	31 July 2008 - London Stock Exchange	31 July 2008
Publication of Pillar 3 Disclosures	Company website – www.bbg.co.uk	Notification that BBG has published its Pillar 3 disclosures on its website.	7 August 2008 - London Stock Exchange	7 August 2008
Notification of major interest in shares	Company website – www.bbg.co.uk	Notification of a holiding of 5.02% in BBG shares by Barclays	8 August 2008 - London Stock Exchange	8 August 2008
Aire Valley Financing (No.2) plc	Company website – www.bbg.co.uk	Notification of the intention to redeem Notes.	14 August 2008 - London Stock Exchange	14 August 2008
Notification of major interest in shares	Company website – www.bbg.co.uk	Notification of a change in the major interest in BBG shares by Barclays . Reduction below 5%	15 August 2008 - London Stock Exchange	15 August 2008
Results of Rights Issue	Company website – www.bbg.co.uk	Announcing the results of the 67 for 50 rights issue	18 August 2008 - London Stock Exchange	18 August 2008
Notification of interests of directors/persons discharging managerial responsibility	Company website – www.bbg.co.uk	Notification of the take up of rights by directors/PDMRs	18 August 2008 - London Stock Exchange	18 August 2008
Appointment of new Chief Executive	Company website – www.bbg.co.uk	Announcing the appointment of a new Chief Executive	18 August 2008 - London Stock Exchange	18 August 2008
Notification of major interest in shares	Company website – www.bbg.co.uk	Notification of a change in the major interest in BBG shares by Barclays . Increase to 6.45%	19 August 2008 – London Stock Exchange	19 August 2008
Bradford & Bingley Covered Bond LLP Monthly Report	Company website – www.bbg.co.uk	Monthly changes to portfolio characteristics	20 August 2008 – London Stock Exchange	20 August 2008
Notification of interests of directors/persons discharging managerial responsibility	Company website – www.bbg.co.uk	Notification of the grant of options to Richard Pym	20 August 2008 – London Stock Exchange	20 August 2008
Notification of major interest in shares	Company website – www.bbg.co.uk	Notification of a change in the major interest in BBG shares by HBOS. Increase to 5.004%	20 August 2008 – London Stock Exchange	20 August 2008

Sent to USA

Notification of major interest in shares	Company website – www.bbg.co.uk	Notification of a change in the major interest in BBG shares by Barclays . Increase to 7.42%	20 August 2008 – London Stock Exchange	20 August 2008
Notification of major interest in shares	Company website – www.bbg.co.uk	Notification of a change in the major interest in BBG shares by AXA SA. Increase to 6.025	20 August 2008 – London Stock Exchange	20 August 2008
Placing of the Rump	Company website – www.bbg.co.uk	Announcement concerning the placing of the Rump.	22 August 2008 – London Stock Exchange	22 August 2008
Appointment of director	Companies House	Form 288a - R A Pym	27 August 2008 - Companies House	27 August 2008
Total Voting Rights & Capital	Company website – www.bbg.co.uk	Total Voting Rights & Capital following Rights Issue	29 August 2008 – London Stock Exchange	29 August 2008
Interim Results	Company website – www.bbg.co.uk	Interim Results	29 August 2008 – London Stock Exchange	29 August 2008
Notification of major interest in shares	Company website – www.bbg.co.uk	Notification of a change in the major interest in BBG shares by Barclays to 6.94%	29 August 2008 – London Stock Exchange	29 August 2008
Notification of major interest in shares	Company website – www.bbg.co.uk	Notification of a change in the major interest in BBG shares by The Royal bank of Scotland Group Plc to 3.73%	29 August 2008 – London Stock Exchange	29 August 2008
Notification of major interest in shares	Company website – www.bbg.co.uk	Notification of a change in the major interest in BBG shares by HBOS to 6.774%	29 August 2008 – London Stock Exchange	29 August 2008
Notification of major interest in shares	Company website – www.bbg.co.uk	Notification of a change in the major interest in BBG shares by Lloyds TSB to 4.23%	29 August 2008 – London Stock Exchange	29 August 2008
Notification of major interest in shares	Company website – www.bbg.co.uk	Notification of a change in the major interest in BBG shares by Standard Life to 9.607%	29 August 2008 – London Stock Exchange	29 August 2008
Notification of major interest in shares	Company website – www.bbg.co.uk	Notification of a change in the major interest in BBG shares by Citigroup to 6.50%	29 August 2008 – London Stock Exchange	29 August 2008
Directorate Change	Company website – www.bbg.co.uk	Notice of Mark Stevens intention to resign	1 September 2008 - London Stock Exchange	1 September 2008
Directorate Change	Company website – www.bbg.co.uk	Notice of Mark Stevens Resignation effective 4 September 2008	5 September 2008 - London Stock Exchange	5 September 2008
Notification of major interest in shares	Company website – www.bbg.co.uk	Notification of a change in the major interest in BBG shares by Barclays to 7.02%	5 September 2008 – London Stock Exchange	5 September 2008

Allotment of shares	Companies House	Form 88(2) - Allotment of 827,670,240 shares	11 September 2008 - Companies House	11 September 2008
Resignation of director	Companies House	Form 288b - Mark Stevens	12 September 2008 - Companies House	12 September 2008
RNS - 4206D Qtrly Report re Securitisation - Aire Valley Finance (No 2) plc	Company website – www.bbg.co.uk	Quarterly changes to portfolio characteristics	15 Sept 2008 - London Stock Exchange	15 Sept 2008
RNS - 4731D Aire Valley Finance No.2 PLC	Company website – www.bbg.co.uk	Redemptions	15 Sept 2008 - London Stock Exchange	15 Sept 2008
RNS - 6577D Bradford & Bingley Covered Bond LLP Monthly Report	Company website – www.bbg.co.uk	Monthly changes to portfolio characteristics	18 September 2008 – London Stock Exchange	18 September 2008
RNS - 1237E Notification of major interest in shares	Company website – www.bbg.co.uk	Notification of a change in the major interest in BBG shares by Citigroup to 4.67%	23 September 2008 – London Stock Exchange	23 September 2008
RNS - 1345E Bradford & Bingley and GMAC-RFC announce new terms for mortgage agreement	Company website – www.bbg.co.uk	Bradford & Bingley and GMAC-RFC announce new terms for mortgage agreement	23 September 2008 – London Stock Exchange	23 September 2008
RNS - 2347E Covered Bond	Company website – www.bbg.co.uk	Change in interest rate swap provider	24 September 2008 – London Stock Exchange	24 September 2008
RNS - 2859E Bradford & Bingley Streamlines Operations	Company website – www.bbg.co.uk	Bradford & Bingley Streamlines Operations	25 September 2008 – London Stock Exchange	25 September 2008
RNS - 5189E Public ownership & sale of savings business	Company website – www.bbg.co.uk	Announcement of nationalisation and sale of savings business	29 September 2008 – London Stock Exchange	29 September 2008
RNS - 5621F Dated Subordinated Notes	Company website – www.bbg.co.uk	Clarification of modification to dated subordinated notes	10 October 2008 – London Stock Exchange	10 October 2008
RNS - 2259G Bradford & Bingley Covered Bonds LLP Monthly Report	Company website – www.bbg.co.uk	Monthly changes to portfolio characteristics	20 October 2008 – London Stock Exchange	20 October 2008
RNS2259G Aire Valley Trustee Limited	Company Website - www.bbg.co.uk	Master Trust Quarterly Report	20 october 2008 - London Stock Exchange	20 October 2008
RNS 9068H Covered Bond Programme	Company Website - www.bbg.co.uk	Update on the covered Bond Programme	11 November 2008 - London Stock Exchange	11 November 2008
RNS - 2417I Directorate changes	Company website – www.bbg.co.uk	Resignation of Rod Kent, Nick Cosh, Ian Cheshire and Steve Webster.	14 November 2008 – London Stock Exchange	14 November 2008
Resignation of director	Companies House	Form 288b - Rod Kent	14 November 2008 - Companies House	14 November 2008

Sent to USA

Sent 13/10/08

Resignation of director	Companies House	Form 288b - Nicholas Cosht	14 November 2008 - Companies House	14 November 2008
Resignation of director	Companies House	Form 288b - Stephen Webster	14 November 2008 - Companies House	14 November 2008
Resignation of director	Companies House	Form 288b - Ian Cheshire	14 November 2008 - Companies House	14 November 2008
RNS - 3728I Bradford & Bingley Covered Bond LLP Monthly Report	Company website – www.bbg.co.uk	Monthly changes to portfolio characteristics	18 November 2008 – London Stock Exchange	18 November 2008
RNS - 1682J Aire valley Mortgages 2004-1 plc	Company website – www.bbg.co.uk	Announcement re: repayment of FRN's	28 November 2008 – London Stock Exchange	28 November 2008
RNS - 1684J Aire valley Mortgages 2005-1 plc	Company website – www.bbg.co.uk	Announcement re: repayment of FRN's	28 November 2008 – London Stock Exchange	28 November 2008
RNS - 1692J Aire valley Mortgages 2006-1 plc	Company website – www.bbg.co.uk	Announcement re: repayment of FRN's	28 November 2008 – London Stock Exchange	28 November 2008
RNS - 1699J Aire valley Mortgages 2007-1 plc	Company website – www.bbg.co.uk	Announcement re: repayment of FRN's	28 November 2008 – London Stock Exchange	28 November 2008
RNS - 1702J Aire valley Mortgages 2007-2 plc	Company website – www.bbg.co.uk	Announcement re: repayment of FRN's	28 November 2008 – London Stock Exchange	28 November 2008
RNS - 1706J Aire valley Mortgages 2008-1 plc	Company website – www.bbg.co.uk	Announcement re: repayment of FRN's	28 November 2008 – London Stock Exchange	28 November 2008
RNS - 4240J Payment of Interest	Company website – www.bbg.co.uk	Company to pay interest of PS Callable Step-up Notes(10.12.08) and FR Step-up Undated Sub. Notes(20.12.08)	08 December 2008 - London Stock Exchange	08 December 2008
RNS - 9570J Perpetual Subordinated Bonds	Company website – www.bbg.co.uk	Announcement re: payment of interest on PSB's	11 December 2008 – London Stock Exchange	11 December 2008 – London Stock Exchange 8
RNS - 3813K Covered Bonds LLP	Company website – www.bbg.co.uk	Monthly Report for B&B Covered Bonds LLP	18 December 2008 - London Stock Exchange	18 December 2008
RNS5771K Aire Valley Trustee Limited	Company Website - www.bbg.co.uk	Master Trust Quarterly Report	22 December 2008 - London Stock Exchange	22 December 2008
RNS 8769L Covered Bonds LLP	Company Website - www.bbg.co.uk	Monthly Report for B&B Covered Bonds LLP	19 January 2009 - London Stock Exchange	20 January 2008
RNS 8766L Aire Valley Trustee Limited	Company Website - www.bbg.co.uk	Master Trust Quarterly Report	19 January 2009 - London Stock Exchange	20 January 2008
RNS 5261N Covered Bonds LLP	Company Website - www.bbg.co.uk	Monthly Report for B&B Covered Bonds LLP	18 February 2009 - London Stock Exchange	18 February 2009

RNS 6082N Subordinated Bonds	Company Website - www.bbg.co.uk	Notifies the coming into force of the Bradford & Bingley plc Transfer of Securities and Property etc. (Amendment) Order 2009 (SI 2009/320)	19 February 2009 - London Stock Exchange	19 February 2009
RNS 7416N Rewards 2008	Company Website - www.bbg.co.uk	Bonus/Rewards for 2008	23 February 2009 - London Stock Exchange	23 February 2009
RNS 7450N Rewards 2008 - replaces above announcement (7416N)	Company Website - www.bbg.co.uk	Bonus / Rewards for 2008. Previous announcement had tel. no. error	23 February 2009 - London Stock Exchange	23 February 2009
RNS 8653N Subordinated Notes & Bonds	Company Website - www.bbg.co.uk	Announcement re: payment of interest	25 February 2009 - London Stock Exchange	25 February 2009

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